

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15006466

DIVISION OF
CORPORATION FINANCE

March 26, 2015

David R. Brown
Nixon Peabody LLP
drbrown@nixonpeabody.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-26-15

Re: Navient Corporation
Incoming letter dated February 6, 2015

Dear Mr. Brown:

This is in response to your letter dated February 6, 2015 concerning the shareholder proposal submitted to Navient by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated March 3, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Navient Corporation
Incoming letter dated February 6, 2015

The proposal recommends that Navient prepare a report on the company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws.

There appears to be some basis for your view that Navient may exclude the proposal under rule 14a-8(i)(7), as relating to Navient's ordinary business operations. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Navient omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Navient relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

March 3, 2015

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Navient Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Navient Corporation (the "Company"), by letter dated February 6, 2015, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2015 proxy materials.

I. Introduction

Proponent's shareholder proposal to the Company recommends that:

> Navient Corporation (the "Company") prepare a report on the Company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws.
>
> The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2015, and may omit proprietary information as determined by the Company.

The Company's February 6, 2015 letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") wrongly claims that

1) pursuant to Rule 14a-8(i)(7), the Proposal is excludable because "it deals with a matter that is part of an issuer's ordinary business.'"

2) pursuant to Rule 14a-8(i)(3), the Proposal is excludable because it is "impermissibly vague and indefinite, and therefore would be false or misleading if submitted to the Company's shareholders;" and

3) the Proposal is "excludible under the Special Interest Exclusion because their submission is motivated by the Proponent's personal grievance or special interest: namely, the Proponent's very public pursuit of the termination of the Company's loan servicing contract with the U.S. Department of Education (the "DOE").

Each of the Company's arguments fail because the Proposal is entirely based upon the significant policy issue of risk management and the student loan debt crisis. The Staff has recognized that internal controls are a proper subject for shareholder proposals and the plain language of the Proposal is clear and unambiguous. Finally, the AFL-CIO Reserve Fund is a Navient shareholder and, like all Navient shareholders, it stands to gain from improvements and transparency in the Company's risk management practices.

II. The Proposal may not be excluded because it is fundamentally about the significant policy issues of risk management and student loan debt.

Staff Legal Bulletin 14A (July 12, 2002), which referenced *Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018* (May 21, 1998), is instructive here:

> [P]roposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

Staff Legal Bulletin 14E (October 27, 2009) provides even more clarity. It specifically recognized that shareholder proposals that "relate to the company engaging in an evaluation of risk" may not be excluded where, as here, "a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote...as long as a sufficient nexus exists between the nature of the proposal and the company."

Navient is the largest company in the student loan debt business,[1] and the Proposal before the Company centers on a significant policy issue: risk management and the student loan debt crisis. The Proposal not only places the issue in context by describing the U.S. Department of Justice (DOJ) and the Federal Deposit Insurance Corporation (FDIC) settlements with the Company, it furnishes ample evidence of the breadth and depth of the issue. For example, it cites a DOE Inspector General's Report and investigations by state attorneys general and the Consumer Financial Protection Bureau (CFPB).

The student loan debt crisis is clearly a significant policy issue. It figured prominently in the President's State of the Union Address[2] to Congress and in legislation and Congressional reports.[3] The Federal Reserve,[4] leading foundations and policy reports[5] have all pointed to the significance of this issue for the US economy.

In addition, the risk to the Company and the economy is significant. "In an environment of broader U.S. consumer deleveraging, student debt is the only form of consumer debt that has risen since 2007, having doubled since the recession."[6] How that risk is managed is critical to the Company and its shareholders.

As if to underscore the relevance and significance of the Proposal, as this letter was being written, on February 27, 2015, the DOE announced "that it will wind down

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[1] "Navient Corp. holds the largest portfolio of student loans issued under the federal family education loan program. It is also the largest holder of private education loans. Navient services and collects on these loans for its own account, as well as for loans owned by ED, numerous financial institutions, banks, credit unions and non-profit education lenders. The company operates its business through Business Services, FFELP Loans and Consumer Lending segments. The Business Services segment provides FFELP loans, ED collection and servicing contracts. The FFELP Loans segment consists of its FFELP Loan portfolio and the underlying debt and capital funding the loans. The Consumer Lending segment consists of its private education loan portfolio and servicing and the underlying debt and capital funding those loans. Navient was founded on November 7, 2013 and is headquartered in Newark, DE." Wall Street Journal, http://quotes.wsj.com/NAVI

[2] "Remarks by the President in State of the Union Address," The White House, January 20, 2015, http://www.whitehouse.gov/the-press-office/2015/01/20/remarks-president-state-union-address-january-20-2015

[3] "GOP Blocks Warren's Student Loan Bill," The Hill, September 16, 2014 http://thehill.com/blogs/floor-action/senate/217908-gop-blocks-warrens-student-loan-bill; "Senate Democrats Investigate Navient Student Loan Contract," Wall Street Journal, July 9, 2014.

[4] Chair Janet Yellen, "Perspectives on Inequality and Opportunity from the Survey of Consumer Finances," October 17, 2014. http://www.federalreserve.gov/newsevents/speech/yellen20141017a.htm

[5] S. Dynarski and D. Kreisman, "Borrowing for college has risen for decades, and today 7 million of these student loans are in default." "Loans for Educational Opportunity: Making Borrowing Work for Today's Students" Brookings, The Hamilton Project, October 2013. http://www.brookings.edu/research/papers/2013/10/21-student-loans-dynarski

[6] Vanguard, Global Macro Matters http://www.vanguard.com/pdf/ISGGMMSD.pdf (AUGUST 12, 2014)

contracts with five private collection agencies that were providing inaccurate information to borrowers."[7] Among the five collection agencies is Pioneer Credit Recovery, Inc., a subsidiary of Navient. According to its latest 10-K filing, Navient generated $65 million in revenue from Pioneer's DOE contract in 2014 and $62 million in 2013[8] Navient indicated in the same filing that "There can be no assurances that Pioneer will be awarded an extension of the existing contract." Remarkably, Navient's Pioneer Credit Recovery, Inc. responded to the DOE's decision not to extend its contract in a statement, saying that it was "blindsided" by the DOE's decision.[9]

The Proposal spells out the significant risk the Company undertook before and after it settled allegations by both the FDIC and the DOJ that it "violated the Servicemembers Civil Relief Act ("SCRA"), 50 U.S.C. app. §§ 501-597b, with respect to student loans they [Navient] owned or serviced."[10] Not only did the Company expose itself and its shareholders to significant risk, but the President ordered the DOE, which selects and approves the companies that manage federal student loans, to require the Company to improve its risk management and servicing of student loans.[11]

Shareholders encountered similar circumstances in the banking industry during the financial crisis. They filed shareholder proposals asking for reports on internal controls and risk management. Indeed the Staff rejected almost identical arguments to those now advanced by the Company in this matter. *Citigroup Inc.*, (March 2, 2011) (proposal requesting that the board have its audit committee conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its findings and recommendations); *Bank of America Corporation*,(March 14, 2011); *Wells Fargo & Company* (March 11, 2013); *JPMorgan Chase & Co.* (March 14, 2011).

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[7] US Department of Education, "U.S. Department of Education to End Contracts with Several Private Collection Agencies," February 27, 2015 (available at http://www.ed.gov/news/press-releases/us-department-education-end-contracts-several-private-collection-agencies); "Education Department Will Wind Down Contracts With Five Collection Agencies," Wall Street Journal, February 27, 2015 (available at http://www.wsj.com/articles/education-department-will-wind-down-contracts-with-five-collection-agencies-1425085233)

[8] Navient Corporation, Quarterly Report (Form 10-K) (Jan. 31, 2015).

[9] Maria Armental, "Education Department Will Wind Down Contracts With Five Collection Agencies," Wall Street Journal, February 27, 2015, http://www.wsj.com/articles/education-department-will-wind-down-contracts-with-five-collection-agencies-1425085233.

[10] U.S. v. Sallie Mae, Case 1:14-cv-00600-UNA, US District Court for the District of Delaware, filed 5/13/2014.

[11] "US Department of Education Strengthens Student Loan Servicing: Renegotiated contracts incentivize better support for student borrowers; new initiative led by Under Secretary Mitchell will continue to improve service," US Department of Education, August 29, 2014. http://www.ed.gov/news/pressreleases/usdepartmenteducationstrengthensfederalstudentloanservicing

III. The Proposal is clear and unambiguous. It may not be excluded as misleading pursuant to Rule 14a-8(i)(3).

The Company also argues that "the Proposal and the Supporting Statement are impermissibly vague and indefinite, and therefore would be false or misleading if submitted to the Company's shareholders." The standard, of course, is Rule 14a-8(i)(3) which prohibits materially false or misleading statements in proxy soliciting materials. *Staff Legal Bulletin No. 14* (July 13, 2001).

The Company cites the Proposal's use of the words "internal controls over its student loans operations" as its central concern here. The Proposal, however, clearly describes the problem and the risk faced by the Company, as well as the report it seeks. A report on Navient's risk management and internal controls would, among other items, spell out the actions taken by the Company to deal with its settlements with the DOJ, the FDIC and the new servicing standards from the DOE.

The Company's objections are strikingly similar to those raised in *JPMC & Co.* (March 14, 2011). There the proposal requested that the board oversee the development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly to both loans owned by the company and those serviced for others, and report policies and results to shareholders. The Staff rejected the company's Rule 14a-8(i)(3) objections.

The Staff also rejected the company's Rule 14a-8(i)(3) objections in *UNF, Inc.* (October 2, 2014). The proposal asked that the "compensation committee determine and report the CEO-to-employee pay ratio as required by The Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 953(b), address the issue of internal equity as reflected in that ratio and establish a cap on executive compensation if deemed appropriate."

Similarly, the issue of internal controls was raised in a shareholder proposal at Citi, asking that "the board have its audit committee conduct an independent review of the company's internal controls related to loan modifications, foreclosures, and securitizations, and to report to shareholders its findings and recommendations." The Staff rejected the company's Rule 14a-8(i)(3) arguments. *Citigroup Inc.*, (March 2, 2011)

IV. The Proposal would benefit the interests of all of the Company's shareholders. It has nothing to do with the redress of a personal claim or grievance against the company or any other person, nor is it designed to result in a benefit to the Proponent, or to further a personal interest, that is not shared by the other shareholders at large.

The Company also argues that the "Special Interest Exclusion" is a basis for excluding the Proposal, but neither the language of the Proposal, nor the facts alleged by the Company, are sufficient to meet the requirements of Rule14a-8(i)(4). The Proponent has no other material interest in the Proposal other than those that are shared by shareholders generally.

Staff Legal Bulletin No.14 (July 13, 2001) is instructive here:

> Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large.

The Commission has also stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Exchange Act Release No. 20091* (Aug. 16, 1983).

An examination of language of this Proposal clearly shows that it is exclusively about the Company's risk management and its internal controls. It focuses on risk management and internal controls because they directly relate to the significant policy issues of student loan debt and servicing. The goal of the Proposal is to strengthen the Company's loan servicing operations and thereby preserve and protect its contracts with the DOE. The text of the Proposal has nothing whatsoever to do with any personal grievance nor does it have any conceivable benefit to the Proponent that is not common to all shareholders.

The Company makes the false claim that the AFL-CIO has engaged in a campaign "to utilize the Company's annual meeting as another forum to promote its own special interests, and not the interests of the shareholders of the Company as a group." The "special interests" the Company now attempts to attribute to the Proponent, are, according to the Company, the AFL-CIO's participation in a 2014 online petition sponsored by Jobs with Justice, a grass roots, independent 501(c)(4) organization.[12]

The Jobs with Justice online petition described loan servicing problems at the Company's predecessor, SLM Corporation, and asked the Secretary of the DOE not to renew SLM Corporation's contract for the servicing of federal student loans. This petition, although supported by the AFL-CIO, is not connected whatsoever to the Proposal submitted to the Company. To the contrary, the text of the Proposal makes

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[12] Jobs with Justice: About Us http://www.jwj.org/about-us

clear the Proponent's belief that implementation of the Proposal will help the Company retain its contracts with the DOE.

The facts are that the DOE strengthened the loan servicing standards for the Company and renewed its contractual agreement on June 13, 2014.[13] The Company, however, states that it "believes that a termination of the Company's servicing contract with the Department of Education could result in a direct benefit to one or more of the Company's competitors whose workforces are closely aligned with the Proponent." And in a footnote (number 5), the Company speculates:

> The Company understands that the Pennsylvania Higher Education Assistance Agency, whose workforce is represented by one of the member unions of the AFL-CIO, would be a leading contender for receiving a greater amount of work under its existing loan servicing contract with the DOE in the event that the Company's servicing contract were terminated.

While it is correct that the American Federation of State, County and Municipal Employees, an affiliate of the AFL-CIO, represents approximately 1,500 employees who work for the Pennsylvania Higher Education Assistance Agency, the Company's argument that the Proposal is motivated by the goal of transferring DOE contracts to this entity is absurd and untrue. The AFL-CIO is a federation of labor unions, with 56 unions representing 12.5 million workers. Labor union members work for public companies throughout the United States and Canada, as well as the federal, state and local governments. The fact that some of Navient's competitors may have unionized employees simply is not a material interest given the AFL-CIO's diverse membership.

The Company cites three decisions of the Staff that have no relevance to the instant Proposal: *ConocoPhillips* (Mar. 7, 2008) in which the proponent's personal grievance arose from a 1991 plane crash that killed his wife -- herself an employee of Conoco Inc. -- and the litigation that followed; *General Electric Company* (Jan. 12, 2007) where the Staff concurred with GE that the 2007 proposal and each of the prior proposals for the 2005 and 2006 annual meetings could be excluded from GE's proxy materials under Rule 14a-8(i)(4); and *Morgan Stanley* (Jan. 14, 2003) which involved the proponent's long-term personal grievance with the Company arising from his termination from employment in 1991, loss in arbitration and the damages award against him.

The Staff rejected Rule 14a-8(i)(4) challenges in the following decisions, which are directly comparable to this Proposal: *Gilead Sciences, Inc.* (February 21, 2014)

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[13] "U.S. Extends Navient Corp Student Loan Contract," Wall Street Journal, June 14, 2014 http://online.wsj.com/articles/u-s-extends-navient-corp-student-loan-contract-1403043388#printMode

(proposal requests that the board adopt a policy that incentive compensation for the chief executive officer should include non-financial measures based on patient access to the company's medicines); *Rayonier Inc.*(March 11, 2014) (The first proposal requests that the board adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board. The second proposal requests that the board provide a report to shareholders that describes how the company manages risks and costs related to effluent discharge at its Jesup, Georgia specialty fiber mill.); *Sohu.com Inc.* (March 17, 2014) (proposal requests that the board of directors adopt a policy that the chairman of the board be an independent director who has not served as an executive officer of the company).

IV. Conclusion

In conclusion, the Proposal may not be excluded pursuant to Rule 14a-8(i)(7) because it deals with a significant policy issue before the Company and its internal controls. The Proposal is not excludable pursuant to Rule 14a-8(i)(3) because it is clearly worded and understandable to all of the Company's shareholders. The Proposal may not be excluded pursuant to Rule 14a-8(i)(4) because it was not a personal grievance or special interest proposal.

Navient has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a8(i)(4). Consequently, since the Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2015 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's Corporate Secretary and Counsel.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: David R. Brown, Esq.


NIXON
PEABODY

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

David R. Brown
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Attorney Phone 312-977-4426
drbrown@nixonpeabody.com

Nixon Peabody LLP
70 W. Madison St., Suite 3500
Chicago, IL 60602
312-977-4400

1934 Act/Rule 14a-8

February 6, 2015

VIA E-MAIL (shareholderproposals@sec.gov)
and FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Navient Corporation (CIK: 1593538)
Securities Exchange Act of 1934 / Rule 14a-8
Shareholder Proposal of AFL-CIO Reserve Fund

Ladies and Gentlemen:

We submit this letter on behalf of our client, Navient Corporation, a Delaware corporation (the "Company"). The Company is requesting confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes a shareholder proposal (the "Proposal") and attendant supporting statement (the "Supporting Statement") submitted by the AFL-CIO Reserve Fund (the "Proponent"), from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). In excluding the Proposal and the Supporting Statement, the Company intends to rely on Rule 14a-8(i)(7) (referred to herein as the "Ordinary Business Operations Exclusion"), Rule 14a-8(i)(3) (referred to herein as the "Vagueness Exclusion") and Rule 14a-8(i)(4) (referred to herein as the "Special Interest Exclusion"), each promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). The Proposal and the Supporting Statement are summarized below, and copies are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six (6) copies of this letter together with all attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before

the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this letter to the Proponent.

The Company will promptly forward to the Proponent any response from the Staff to this request that the Staff transmits by email or fax only to the Company.

Pursuant to Rule 14a-8(k) and Section E of Staff Legal Bulletin No. 14D, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal and/or the Supporting Statement, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

Below please find (1) a summary of the Proposal and the Supporting Statement, (2) a summary of the Company's bases for exclusion of the Proposal and the Supporting Statement from the 2015 Proxy Materials, (3) a discussion of the applicability of the Ordinary Business Operations Exclusion, (4) a discussion of the applicability of the Vagueness Exclusion, (5) a discussion of the applicability of the Special Interest Exclusion and (6) concluding remarks.

(1) Summary of the Proposal

On December 19, 2014, the Company received a letter from the Proponent containing the Proposal and the Supporting Statement. The Proposal is as follows:

> "RESOLVED: Shareholders recommend that Navient Corporation (the "Company") prepare a report on the Company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws.
>
> The report shall be compiled at reasonable expense and be made available to shareholders at the end of 2015, and may omit proprietary information as determined by the Company."

The Supporting Statement states, among other things, that:

> "In 2014, our Company was part of a settlement with the U.S. Department of Justice and the Federal Deposit Insurance Corporation to pay a total of $97 million in penalties and restitution to settle allegations of violations of the Servicemembers Civil Relief Act." Such statement is referred to herein as "Statement #1."

"[O]ur Company has disclosed that multiple state Attorneys General as well as the Consumer Financial Protection Bureau have been investigating its loan servicing practices. (Navient Corporation Form 10-Q filed October 30, 2014, p. 34)." Such statement is referred to herein as "Statement #2."

"We are concerned that legal and regulatory compliance failures may jeopardize our Company's loan servicing business relationship with government clients including the U.S. Department of Education." Such statement is referred to herein as "Statement #3."

"We believe that legal and regulatory violations by student loan servicers have become a significant social policy issue warranting enhanced disclosure by our Company." Such statement is referred to herein as "Statement #4."

"[O]ur Company's shareholders will benefit from a report that provides greater transparency regarding our Company's internal controls . . . [and] such a report will also help improve our Company's reputation by disclosing its efforts to comply with federal and state laws that apply to student loans." Such statement is referred to herein as "Statement #5."

(2) Summary of the Company's Bases for Exclusion

The Company believes that there are at least three independent and legally sufficient bases for exclusion of the Proposal and the Supporting Statement, as follows:

(a) The Ordinary Business Operations Exclusion

The Proposal and the Supporting Statement are excludible from the 2015 Proxy Materials under the Ordinary Business Operations Exclusion. They fall under this exclusion for several reasons: First, they primarily relate to the Company's compliance with federal and state law, which the Staff has routinely recognized as a matter of ordinary business operations. Second, they attempt to micromanage the Company by probing too deeply into matters of a complex nature (i.e., the Company's "internal controls") upon which shareholders, as a group, would not be in a position to make an informed judgment. Third, although Statement #4 avers that the Proposal concerns a "significant social policy issue," this statement is inconsistent with the Staff's treatment of similar matters in the educational market, and consumer finance generally, and therefore does not take the Proposal outside of the scope of the Ordinary Business Operations Exclusion.

(b) The Vagueness Exclusion

The Proposal and the Supporting Statement are also excludible under the Vagueness Exclusion because they are so inherently vague and indefinite that neither the Company's shareholders, nor the Company, would be able to determine with reasonable certainly what actions or measures the Proposal requires. Not only does the Proposal reference in multiple instances the vague and undefined term "internal controls," but the scope of the proposed report—i.e., the Company's "student loan servicing operations"—conceivably implicates the vast majority of the Company's business operations.

(c) The Special Interest Exclusion

Finally, the Proposal and the Supporting Statement are excludible under the Special Interest Exclusion because their submission is motivated by the Proponent's personal grievance or special interest: namely, the Proponent's very public pursuit of the termination of the Company's loan servicing contract with the U.S. Department of Education (the "DOE"). This contract creates meaningful value for the Company's shareholders, who do not share the Proponent's special interest in terminating it.

(3) Application of the Ordinary Business Operations Exclusion

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal and supporting statement if the proposal deals with a matter that is part of an issuer's "ordinary business." "Ordinary" refers not to matters that are "ordinary" within the common meaning of the word, but instead matters that are ordinary in the corporate law sense of providing management with "flexibility in directing certain core matters." See *Final Rule: Amendments to Rules on Shareholder Proposals by the Commission,* Exchange Act Release No. 40,018 (May 21, 1998) (the "1998 Release") at Article II, paragraph 5. The 1998 Release outlines two central considerations for determining whether the Ordinary Business Operations Exclusion applies: (a) whether the subject matter of the proposal is so fundamental to management's ability to run a company on a day-to-day basis that the matter could not, as a practical matter, be subject to direct shareholder oversight; and (b) whether the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

(a) The Proposal primarily concerns compliance with law, which has been recognized routinely by the Staff as a fundamental matter of ordinary business.

The Proposal requests that the Company prepare a report on its "internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws." As further discussed in Section 4 below, the meaning of "internal controls" is vague and indefinite, yet it is clear that the Proposal concerns the Company's legal compliance practices. Specifically, in Statement #1, the Supporting Statement references a settlement with the U.S. Department of Justice of allegations of violations of the Servicemembers Civil Relief Act (formerly known as the Soldiers' and Sailors' Civil Relief

Act). Similarly, Statement #2 addresses the Company's disclosure of pending investigations by state Attorneys General and the Consumer Financial Protection Bureau (CFPB), clearly also implicating legal compliance.

The Staff has regularly concurred with companies seeking no-action relief on the grounds that compliance with applicable law and regulation is a matter falling squarely within the ordinary business of such companies. See, e.g., *FedEx Corporation* (July 14, 2009) (proposal seeking report regarding compliance with federal and state law governing classification of employees and independent contractors); *Verizon Communications Inc.* (Jan. 7, 2008) (proposal requesting that board of directors adopt policies to ensure that the company and its contractors do not engage in illegal trespass actions); *The AES Corporation* (Jan. 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments). In *FedEx Corporation*, a shareholder proposal requesting a report concerning compliance with certain state and federal employment and contracting laws was supported by statements about "multiple lawsuits" (one involving a multi-million dollar settlement) and a "spate of negative publicity" arising from the company's alleged misclassification of employees and independent contractors. The Staff concurred in each of the company's ordinary business exclusion requests, noting that the proposal related to the company's "general legal compliance program" or "general conduct of a legal compliance program." The Staff concurred similarly in *Verizon Communications* and *The AES Corporation*.

In this instance, as in the no-action letter requests cited above, the Proposal specifically requests information concerning compliance with law and the Company's legal compliance program, an area that falls squarely within the scope of the ordinary business operations exclusion.

(b) The Proposal seeks to micro-manage the Company by probing too deeply into matters of a complex nature not suitable for a shareholder vote.

The proposed scope of the report requested by the Proposal is the Company's "student loan servicing operations." Because the servicing of student loans is the Company's primary business function, the scope of the request is so broad as to be unreasonable and certainly not appropriate for shareholder vote. Moreover, the Proposal requests that the report requested be delivered by the end of 2015, a specific timeframe that is evidence of micro-management. See the 1998 Release at Article III, paragraph 12.

(c) There is no significant social policy issue that excepts the Proposal from the Ordinary Business Operations Exclusion.

In Statement #4, the Proposal suggests that "legal and regulatory violations by student loan servicers have become a significant social policy issue warranting enhanced disclosure by our Company." However, the Staff has never denied a no-action request concerning the exclusion of a shareholder proposal on the theory that "legal and regulatory violations by student loan servicers" constitute a significant social policy issue. In fact, the Staff has previously concurred with no-action requests contending that neither the expected ability of graduates to repay their student loans, nor consumer finance issues generally, constitute consistent topics of widespread public debate sufficient to rise to the level of a significant social policy issue.

In *DeVry Inc.* (Sept. 6, 2013), the Staff concurred with the exclusion of a shareholder proposal for the delivery of an annual report on loan repayment rates for a for-profit educational institution for reasons relating to another regularly recognized example of ordinary business operations—namely, that the proposal concerned product quality. In doing so, the Staff declined to adopt the proponent's theory that the expected ability of graduates to repay their student loans relates to a significant social policy issue.

Similarly, in *Fifth Third Bancorp* (Dec. 17, 2012), the Staff concurred with the exclusion of a proposal that the company's board of directors prepare a report discussing the "adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts" of "[p]redatory lending like payday loans." Here too, the Staff concurred in the application of the Ordinary Business Operations Exclusion, on the basis that the proposal related to "products and services offered for sale by the company."

The Company takes seriously the challenges that today's students and graduates face in repaying their education loans and the Company's compliance with all applicable laws. Further to these important considerations, the Company is actively addressing the concerns of regulatory agencies.[1] Nonetheless, the Proposal and the Supporting Statement, which focus on compliance with law, have averred no specific social policy issue (instead generically referencing only "legal and regulatory violations") that would transcend the Ordinary Business Operations Exclusion so as to make exclusion inappropriate.

Based on the foregoing, we request, on behalf of the Company, confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from the Company's 2015 Proxy Materials based on the Ordinary Business Operations Exclusion.

(4) Application of the Vagueness Exclusion

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits the making of false or

1 The Supporting Statement references settlements with the U.S. Department of Justice (the "DOJ") and the Federal Deposit Insurance Corporation (the "FDIC") reflective of such activity. We note, however, that in no settlement with any regulatory agency (including with the DOJ and the FDIC) has the Company agreed that it has violated any law.

misleading statements in proxy materials. The Staff has indicated that a proposal is misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin No. 14B (Sept. 15, 2004). Here, the Company believes the Proposal and the Supporting Statement are impermissibly vague and indefinite, and therefore would be false or misleading if submitted to the Company's shareholders.

The Staff has taken the position that issuers may exclude proposals under the Vagueness Exclusion when a determination of the "meaning and application of terms and conditions . . . in the proposal would have to be made without any guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff applied the Vagueness Exclusion in *AT&T Inc.* (Feb. 16, 2010), where it declined to recommend enforcement action based on AT&T's exclusion of a shareholder proposal that would have required the company to generate a report disclosing its "grassroots lobbying communication," a term that the company's counsel argued was neither self-explanatory nor adequately clarified by reference to regulatory definition. The Staff has rendered similar determinations consistently where a proposal failed to include a substantive description of the recommended action. See, e.g., *PG&E Corporation* (Mar. 7, 2008) (concurring in the exclusion of a shareholder proposal for an appointment of an independent lead director that met a referenced, but not described, standard) and *Smithfield Foods, Inc.* (July 18, 2003) (concurring in the exclusion of a shareholder proposal requesting a report based on a "Global Reporting Initiative").

In this case, the Proposal, if adopted, would require the Company to prepare a report on its "internal controls over its student loan servicing operations," including a discussion regarding "applicable federal and state laws" because "legal and regulatory violations by student loan servicers" have become a significant social policy issue. Each of these quoted phrases is both vague and indefinite.

Even viewed in the most generous of contextual lights, the term "internal controls" is subject to multiple interpretations. The portion of Statement #5 to the effect that "our Company's shareholders will benefit from a report that provides greater transparency regarding our Company's internal controls" does not shed additional light on the meaning of such words. Other than the Company's compliance with the law, discussed in Section 3 above, the Company's "internal controls" could be understood to include any and/or all of the following: the Company's procedures and processes for applying loan payments, the Company's internal auditing practices for the same, the Company's legal review process, the Company's policies regarding monitoring communications with borrowers, changes to the Company's practices in response to recent regulatory oversight and/or its communications to and from supervisory agencies, and numerous other aspects of its business operations.[2]

Similarly, the Proposal requests that the report include a discussion of the actions taken to ensure compliance with "applicable federal and state laws." Any number of federal and state laws may apply to the Company's business. In generating the report required by the Proposal, the Company could only guess at what was intended.

Finally, Statement #4's reference to "legal and regulatory violations by student loan servicers" fails to reveal the Proponent's specific concerns. To the extent there may be a policy issue toward which the Proponent's concerns are geared, it is not evidenced by the term "legal and regulatory violations."

Based on the foregoing, we request, on behalf of the Company, confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from the Company's 2015 Proxy Materials based on the Vagueness Exclusion.

(5) The Special Interest Exclusion

The Special Interest Exclusion permits the exclusion of a shareholder proposal and supporting statement that (a) relate to a personal claim or grievance against the issuer, (b) are designed to result in a benefit to the proponent, or (c) are intended to further a personal interest not shared by the issuer's other shareholders at large. This is true even where such personal interest is not evident on the face of such proposal; the Staff and the Commission have the flexibility to make determinations of no action on a case-by-case basis. See the 1998 Release at Article VI, paragraphs 2 and 3.

While Statement #3 presents a motivation plausibly consistent with shareholder concerns ("compliance failures may jeopardize [the] Company's loan servicing business relationship with government clients including the U.S. Department of Education"), the widely publicized agenda of the Proponent, combined with the vaguely worded nature of the Proposal, plainly indicate that the Proponent is attempting to utilize the Company's annual meeting as another forum to promote its own special interests, and not the interests of the shareholders of the Company as a group.[3] We note that the Proponent has conducted, and continues to conduct, a very public

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2 We note that any number of these hypothetical meanings could conceivably fall under one or more other exclusions if specifically requested (e.g., many of these may concern the quality of the Company's services or its litigation strategy), and list them only as example of the vagueness of the requested report.

3 See, e.g., *Low Wage Villain-of-the-Week*, ALF-CIO Now Blog, http://www.aflcio.org/Blog/Corporate-Greed/Low-Wage-Villain-of-the-Week-Sallie-Mae (June 16, 2014); *Labor Groups Petition Arne Duncan*

campaign to obtain the termination of the Company's loan servicing contract with the DOE. This campaign burdens the Company and its shareholders, and contains false and potentially harmful statements.[4] Not only are these actions inconsistent with the stated goals of the Proponent in the Proposal and the Supporting Statement, but the Company believes that a termination of the Company's servicing contract with the DOE could result in a direct benefit to one or more of the Company's competitors whose workforces are closely aligned with the Proponent.[5]

The Staff has granted no action relief in similar situations. See, e.g., *ConocoPhillips* (Mar. 7, 2008), *General Electric Company* (Jan. 12, 2007), and *Morgan Stanley* (Jan. 14, 2003). In *ConocoPhillips* (Mar. 7, 2008), the Staff granted no action relief in connection with a shareholder proposal seeking to require that the board of ConocoPhillips establish a special committee to address the company's alleged involvement with states that have sponsored terrorism. In that case, the proponent put forward shareholder materials containing a variety of harsh allegations and inflammatory statements, which revealed that the proponent blamed the issuer for the death of his wife in a 1991 plane crash. Notwithstanding that the shareholder proposal at issue was phrased as reflecting issues of significance to shareholders generally, the Staff granted no action relief under the Special Interest Exclusion. Similarly in this case, the Proponent has cast the Company as a scapegoat, calling it the "Low Wage Villain-of-the-Week," in an apparent attempt to further inappropriately its own special interests, at the expense of the Company's other shareholders.

Based on the foregoing, we request, on behalf of the Company, confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from the Company's 2015 Proxy Materials based on the Special Interest Exclusion.

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to Dump Sallie Mae, The Huffington Post, http://www.huffingtonpost.com/2014/05/22/sallie-mae-arne-duncan-afl-cio_n_5375287.html (May 22, 2014).

4 See *Low Wage Villain-of-the-Week* at paragraph 4 ("the AFL-CIO [joins] other labor and community organizations [in] ask[ing] members to sign a petition"; the petition is available via link) and at paragraph 3, bullet #1, averring that "Sallie Mae and its former loan unit, [the Company], have: [p]aid a $139 million fine *for violation the law and intentionally overcharging more than 60,000 active-duty troops and veterans on their loans*" (emphasis added). As previously stated, the Company has never agreed or admitted that it has violated any law in connection with any settlements with any regulatory agencies.

5 The Company understands that the Pennsylvania Higher Education Assistance Agency, whose workforce is represented by one of the member unions of the AFL-CIO, would be a leading contender for receiving a greater amount of work under its existing loan servicing contract with the DOE in the event that the Company's servicing contract were terminated.

(6) Conclusion

The foregoing reflects our belief that the Proposal is excludible from the Company's 2015 Proxy Materials because: (1) the Proposal is clearly focused on the Company's compliance with law, which is customarily characterized as a matter of ordinary business operations, the Proposal seeks to micro-manage the Company's business, and there are no significant policy grounds that transcend the Ordinary Business Operations Exclusion; (2) the Proposal is so vague that an informed shareholder vote on the Proposal, and the implementation of the Proposal if it were to be it adopted, would be all but impossible; and (3) the Proposal is motivated by the Proponent's special interests, and not by concerns shared by the Company's shareholders generally.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from its 2015 Proxy Materials.

We are happy to provide you with any additional information and answer any questions that you may have regarding the matters discussed herein. Please do not hesitate to contact me, David R. Brown (312-977-4426 / drbrown@nixonpeabody.com) or my partner, James T. Easterling (312-977-4407 / jteasterling@nixonpeabody.com). Thank you for your attention to this request.

Sincerely



David R. Brown

cc: Mr. Mark Heleen, Navient Corporation (via Federal Express and email)
Mr. Kurt Slawson, Navient Corporation (via email)
Mr. Brandon Rees, AFL-CIO Office of Investment (via Federal Express and email)
Ms. Heather Slavkin Corzo, AFL-CIO Reserve Fund (via Federal Express)

Enclosures

EXHIBIT A

PROPOSAL AND SUPPORTING STATEMENT

(see attached)

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 19, 2014

Mr. Mark Heleen, SVP
and Senior Deputy General Counsel
Office of the Corporate Secretary
Navient Corporation
300 Continental Drive
Newark, DE 19713

Dear Mr. Heleen,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Navient Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 308 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-5152 or brees@aflcio.org.

Sincerely

HSC

Heather Slavkin Corzo, Director
Office of Investment

Attachments

HSC/sdw
opeiu #2, afl-cio

RESOLVED: Shareholders recommend that Navient Corporation (the "Company") prepare a report on the Company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws.

The report shall be compiled at reasonable expense and be made available to shareholders by the end of 2015, and may omit proprietary information as determined by the Company.

SUPPORTING STATEMENT

In 2014, our Company was part of a settlement with the U.S. Department of Justice and the Federal Deposit Insurance Corporation to pay a total of $97 million in penalties and restitution to settle allegations of violations of the Servicemembers Civil Relief Act. Our Company was alleged to have improperly applied servicemembers' student loan payments in a way that maximized late fees and did not properly disclose how the fees could be avoided. (http://www.justice.gov/opa/pr/justice-department-reaches-60-million-settlement-sallie-mae-resolve-allegations-charging; https://www.fdic.gov/news/news/press/2014/pr14033.html).

In addition, our Company has disclosed that multiple state Attorneys General as well as the Consumer Financial Protection Bureau have been investigating its loan servicing practices. (Navient Corporation Form 10-Q filed October 30, 2014, p. 34). Our Company's CEO John Remondi has stated that the Company has "implemented changes in our procedures and training programs to prevent these mistakes from happening again." ("Sallie Mae to Pay Fine Over Loans to Troops," The New York Times, May 13, 2014).

We are concerned that legal and regulatory compliance failures may jeopardize our Company's loan servicing business relationship with government clients including the U.S. Department of Education. As a student loan servicer, our Company processes payments from borrowers, negotiates student loan modifications with borrowers and, through its wholly owned subsidiaries, including the General Revenue Corporation, processes default documents when necessary.

We believe that legal and regulatory violations by student loan servicers have become a significant social policy issue warranting enhanced disclosure by our Company. In July 2014, the Inspector General of the U.S. Department of Education issued a report documenting how the Federal Student Aid program has failed to effectively monitor student borrower complaints, and did not ensure that private collection agencies abided by federal debt collection laws. (https://www2.ed.gov/about/offices/list/oig/auditreports/fy2014/a06m0012.pdf).

In our view, our Company's shareholders will benefit from a report that provides greater transparency regarding our Company's internal controls over its student loan servicing operations. We believe that such a report will also help improve our Company's corporate reputation by disclosing its efforts comply with federal and state laws that apply to student loans.

For these reasons, we urge you to vote "FOR" this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

December 19, 2014

Mr. Mark Heleen, SVP
and Senior Deputy General Counsel
Office of the Corporate Secretary
Navient Corporation
300 Continental Drive
Newark, DE 19713

Dear Mr. Heleen,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 308 shares of common stock (the "Shares") of Navient Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 19, 2014. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 19, 2014. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment